SENSATE INC.

FINANCIAL STATEMENTS
FROM INCEPTION (NOVEMBER 12, 2021) YEAR ENDED DECEMBER 31, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Sensate, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Sensate, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (November 12, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 16, 2022
Los Angeles, California

As of inception (November 12, 2021) through	December 31, 2021
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS EQUITY	
Common Stock	-
Additional paid In capital	-
Retained earnings/(Accumulated Deficit)	-
Total Stockholders' Equity	**-**
Total Liabilities and Stockholders' Equity	**$ -**

See accompanying notes to financial statements.

As of inception (November 12, 2021) through	**December 31, 2021**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Common Stock Shares	Common Stock Amount	Additional paid In capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date November 12, 2021	-				
Issuance of Common Stock	1	$ 0	-		$ 0
Net income/(loss)	-	-			-
Balance—December 31, 2021	**1**	**$ 0**	**$ -**	**$ -**	**$ 0**

See accompanying notes to financial statements.

As of inception (November 12, 2021) through	December 31, 2021
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Purchases of tangible assets	-
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	-
Net cash provided/(used) by financing activities	**-**
Change in cash	-
Cash—beginning of year	-
Cash—end of year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sensate, Inc. was incorporated on November 12, 2021 in the state of Delaware. The financial statements of Sensate, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Sensate is a consumer product addressing the massive and mainly unresolved problem of stress and related conditions in an innovative and extremely effective way. Sensate is defining the emerging field of non-invasive soundwave-based neural-therapeutics. We call this new therapy SomacousticsTM, highlighting the somatic impact of aural and acoustic therapeutic intervention. In this new and evolving field, BioSelf Technology is pioneering the use of non-mass consensus methods, integrated with scientifically validated concepts from current medical practices. As we describe in our position paper, 'The [Sensate] inventive step involves bringing together several phenomena that, while individually validated, have not previously been combined into a single invention or operationalized for this purpose.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted October 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Income Taxes

Sensate Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its sensate products.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 16, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of common shares with par value of $0.0001. As of December 31, 2021, one share has been issued and is outstanding.

4. RELATED PARTY

There are no related party transactions.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through March 16, 2022, which is the date the financial statements were available to be issued.

On March 1, 2022, the company Bioself Ltd. from London, the United Kingdom, became a wholly owned subsidiary of the company Sensate, Inc. The shareholders of Bioself Ltd. executed a share-for-share exchange with the company, thereby keeping ownership on consolidated basis the same. In addition, the Convertible Notes and SAFE(s) reflected on Bioself Ltd. will be reflected on the balance sheet of Sensate Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

7. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.